Exhibit 99.1

Indivior PLC (the 'Company')

Result of General Meeting

May 23, 2024

The Company announces the voting result of its General Meeting, held earlier today at the offices of Freshfields Bruckhaus Deringer, 100 Bishopsgate, London EC2P 2SR.

The resolution set out in the Notice of Meeting circulated to shareholders and published on May 3, 2024 was duly passed by shareholders by way of a poll.

The voting result, incorporating proxy votes lodged in advance of the General Meeting, is set out below and will be made available on the Company's website at http://www.indivior.com/en/investors/shareholder-information.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED1	VOTES WITHHELD2
To approve the transfer of the Company's category of equity share listing on the London Stock Exchange plc from a Premium Listing to a Standard Listing	86,261,468	96.94	2,718,492	3.06%	88,979,960	65.86	9,491

Graham Hetherington, Chair, said:

'We are pleased with the strong support received from shareholders at today's General Meeting to enable Indivior to move its primary listing to the Nasdaq Stock Market. We believe that this move will better align with the Group's current and future growth opportunities, attract more U.S. investors and analysts, allow for inclusion in U.S. indices over time and better reflect the growing proportion of our investors that are based in the U.S.

We expect the transfer of the primary listing will become effective on Thursday June 27, 2024. The Board intends to maintain Indivior's U.K. listing as a secondary listing following the transfer for as long as it is considered to be in the best interests of Indivior and Indivior shareholders as a whole.'

Notes:

1.         As at the close of business on May 21, 2024, the total number of ordinary shares of US$0.50 eligible to be voted at the GM was 135,096,376.  Therefore, the total voting rights in the Company as at that time was 135,096,376.
2.         A vote withheld is not a vote in law and is not counted in the calculation of the votes for or against a resolution.

A copy of the resolution will be submitted to the National Storage Mechanism and will be available to view at https://data.fca.org.uk/#/nsm/nationalstoragemechanism in due course.

Computershare Investor Services PLC acted as scrutineer of the poll on the resolution.

Key Contacts:
Jason Thompson
VP, Investor Relations
+1 804-402-7123 or jason.thompson@indivior.com

Tim Owens
Director, Investor Relations
+1 804-263-3978 or timothy.owens@indivior.com

Kathryn Hudson
Company Secretary
+44 (0)1753 423940 or kathryn.hudson@indivior.com

About Indivior

Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD) and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs over 1,100 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/ company/indivior.

Important Cautionary Note Regarding Forward-Looking Statements

This announcement contains certain statements that are forward-looking. Forward-looking statements include, among other things, statements regarding our intention to transfer our primary listing to Nasdaq while maintaining a secondary listing in the U.K., and the expected timing and potential benefits of such transfer; expected future growth; and other statements containing the words "believe," "anticipate," "plan," "expect," "intend," "estimate," "forecast," "strategy," "target," "guidance," "outlook," "potential," "project," "priority," "may," "will," "should," "would," "could," "can," "outlook," "guidance," the negatives thereof, and variations thereon and similar expressions. By their nature, forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.

Actual results may differ materially from those expressed or implied in such statements because they relate to future events. Various factors may cause differences between Indivior's expectations and actual results, including, among others, the material risks described in the most recent Indivior PLC Annual Report and in subsequent releases; the substantial litigation and ongoing investigations to which we are or may become a party; our reliance on third parties to manufacture commercial supplies of most of our products, conduct our clinical trials and at times to collaborate on products in our pipeline; our ability to comply with legal and regulatory settlements, healthcare laws and regulations, requirements imposed by regulatory agencies and payment and reporting obligations under government pricing programs; risks related to the manufacture and distribution of our products, most of which contain controlled substances; market acceptance of our products as well as our ability to commercialize our products and compete with other market participants; competition; the uncertainties related to the development of new products, including through acquisitions, and the related regulatory approval process; our dependence on third-party payors for the reimbursement of our products and the increasing focus on pricing and competition in our industry; unintended side effects caused by the clinical study or commercial use of our products; our ability to successfully execute acquisitions, partnerships, joint ventures, dispositions or other strategic acquisitions; our ability to protect our intellectual property rights and the substantial cost of litigation or other proceedings related to intellectual property rights; the risks related to product liability claims or product recalls; the significant amount of laws and regulations that we are subject to, including due to the international nature of our business; macroeconomic trends and other global developments such as armed conflicts and pandemics; the terms of our debt instruments, changes in our credit ratings and our ability to service our indebtedness and other obligations as they come due; changes in applicable tax rate or tax rules, regulations or interpretations and our ability to realize our deferred tax assets; and volatility in our share price due to factors unrelated to our operating performance or that may result from the potential move of our primary listing to the U.S.

Forward-looking statements speak only as of the date that they are made and should be regarded solely as our current plans, estimates and beliefs. Except as required by law, we do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.